

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2014

Via E-mail
Ori Goore
Chief Executive Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan
Israel 52700

> **Re:** **Dynamic Applications Corp.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 5, 2014**
> **File No. 000-54856**

Dear Mr. Gore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Recent Developments

1. Please tell us why you believe your disclosure regarding the Sensoil agreement need not mention that Sensoil's CEO is your marketing director, as mentioned in your June 5, 2013 press release.

2. Please file the complete agreement that you mention in your response to prior comment 8.

When we filed the Form 15

3. Please address that part of prior comment 9 that asked you to provide us with the services agreement that you described in response 13.iii of your letter to us dated May 13, 2013.

Results of Operations during the nine months ended September 30, 2013

4.   Please reconcile your disclosure regarding lack of revenue with your June 5, 2013 press release regarding the installation of a product and your August 26, 2013 press release announcing the purchase of a product.

Liquidity and Capital Resources

5.   Refer to the notes issued in 2013 according to the Notes to your financial statements. Please discuss here the date that the notes must be repaid.

Security Ownership of Certain Beneficial Owners and Management

6.   Please tell us why the holder of the 5,162,000 shares mentioned in the third-to-last paragraph of your "Recent Sales of Unregistered Securities" section of this document is not included in your beneficial ownership table. Also, please tell us why the holder mentioned in this last paragraph of your "Recent Sales of Unregistered Securities" section of this document is not included in your beneficial ownership table.

Director Independence

7.   Please tell us how you reached the conclusion in your response to prior comment 14 given that at least one of your directors is an executive officer. Cite in your response all applicable provisions of <u>current</u> rules on which you rely.

Description of Securities to be Registered – Capital Stock

8.   Please disclose the number of shares underlying your convertible notes. See comment 20 in our December 17, 2012 letter to you.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

9.   We see that your independent auditor, M&K CPAS, has revised its report to cover the December 31, 2011 fiscal year. Please have your independent auditor address the following:

- Auditor association with development stage cumulative data is normally required. Tell us why the audit report does not cover the cumulative from inception period.
- Tell us why the scope paragraph of the audit report includes a statement that the 2010 financial statements were audited by another auditor. In that regard, we note that the 2010 financial statements are not presented in the filing. We also note that the

predecessor report does not appear in the filing and that, in your fact pattern, the predecessor auditor would be precluded from reissuing his report.

Exhibits

10.   The document that you filed as Exhibit 10.1 does not include all of the attachments included with the the prior version of the exhibit. Please file the complete exhibit with all attachments consistent with the guidance in prior comment 20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin Esq.